Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

POLL RESULTS OF THE EGM AND

THE CLASS MEETINGS HELD ON NOVEMBER 16, 2021

Reference is made to the Notice of Extraordinary General Meeting (the “EGM”), the Notice of the Class A Meeting (the “Class A Meeting”) and the Notice of the Class B Meeting (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”) dated October 19, 2021 (collectively, the “Notices”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated October 19, 2021 (the “Circular”) of Li Auto Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and the Notices.

POLL RESULTS OF THE EGM AND THE CLASS MEETINGS

1.            Poll results of the EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held shortly after the Class B Meeting is concluded on November 16, 2021 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China. All resolutions at the EGM have been duly passed.

As at the date of the EGM, the total number of issued Shares was 2,065,715,410 Shares, comprising 1,709,903,330 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares, which was the total number of shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions at the EGM. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in any of the resolutions to be proposed at the EGM, and therefore, there was no Shareholder who was required to abstain from voting on any resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the EGM, except for Mr. Li Xiang (“Mr. Li”) who must abstain from voting his CEO Award Shares in accordance with the undertakings and covenants he provided to the Company pursuant to the grant of the CEO Award Shares. Accordingly, Mr. Li, who held a total of 108,557,400 Class A Ordinary Shares at the date of the EGM, did abstain from voting on resolutions 3 to 5 at the EGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 2 at the EGM was 2,065,715,410 Shares, comprising 1,709,903,330 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares; numbered 3 to 5 was 1,957,158,010 Shares, comprising 1,601,345,930 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares as at the date of the EGM.

According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the EGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the EGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the EGM are set out as follows:

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)				TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR		AGAINST
1.	THAT subject to the passing of the Class-based Resolution at each of the Class A Meeting and the Class B Meeting convened on the same date and at the same place as the EGM, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles, by incorporating the Class-based Resolution and by incorporating the Non-class-based Resolution.	Class A Ordinary Shares	1,478,021,218	(99.126515%)	13,024,061	(0.873485%)	1,491,045,279	1,491,045,279
		Class B Ordinary Shares	3,558,120,800	(100.000000%)	0	(0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	5,036,142,018	(99.742055%)	13,024,061	(0.257945%)	1,846,857,359	5,049,166,079
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
2.	THAT if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles by incorporating the Non-class-based Resolution.	Not applicable as the Class-based Resolution is passed at both the Class A Meeting and the Class B Meeting.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)				TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR		AGAINST
3.	To grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	1,323,383,093	(88.754846%)	167,671,366	(11.245154%)	1,491,054,459	1,491,054,459
		Class B Ordinary Shares	3,558,120,800	(100.000000%)	0	(0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,881,503,893	(96.679233%)	167,671,366	(3.320767%)	1,846,866,539	5,049,175,259
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
4.	To grant a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	1,490,421,436	(99.957319%)	636,399	(0.042681%)	1,491,057,835	1,491,057,835
		Class B Ordinary Shares	3,558,120,800	(100.000000%)	0	(0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	5,048,542,236	(99.987396%)	636,399	(0.012604%)	1,846,869,915	5,049,178,635
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
5.	To extend the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.	Class A Ordinary Shares	1,329,040,194	(89.135562%)	161,992,293	(10.864438%)	1,491,032,487	1,491,032,487
		Class B Ordinary Shares	3,558,120,800	(100.000000%)	0	(0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,887,160,994	(96.791694%)	161,992,293	(3.208306%)	1,846,844,567	5,049,153,287
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

2.            Poll results of the Class A Meeting

The Board is pleased to announce that the Class A Meeting was held at 10:00 a.m. on November 16, 2021 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China. The resolution at the Class A Meeting has been duly passed.

As at the date of the Class A Meeting, the Company had a total of 1,709,903,330 Class A Ordinary Shares in issue, 1,709,903,330 of which was the total number of shares entitled to vote on the resolution at the Class A Meeting. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in the resolution to be proposed at the Class A Meeting, and therefore, there was no Shareholder who was required to abstain from voting on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting, except for Mr. Li who must abstain from voting his CEO Award Shares in accordance with the undertakings and covenants he provided to the Company pursuant to the grant of the CEO Award Shares.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 1,491,057,835 Class A Ordinary Shares, representing 87.201294% of the total number of Class A Ordinary Shares in the Company carrying voting rights.

Details of Shareholders attending the Class A Meeting are set out as below:

Ordinary resolution		FOR		Against
		Number of shares	Percentage (%)	Number of shares	Percentage (%)
1.	THAT subject to the passing of the Class-based Resolution at the Class B Meeting and the passing of a special resolution at the EGM, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles by incorporating the Class-based Resolution.	1,490,153,924	99.939378%	903,911	0.060622%
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class A Meeting cast in favour thereof.

3.            Poll results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting was held shortly after the Class A Meeting is concluded on November 16, 2021 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China. The resolution at the Class B Meeting has been duly passed.

As at the date of the Class B Meeting, the Company had a total of 355,812,080 Class B Ordinary Shares in issue, which was the total number of shares entitled to vote on the resolution at the Class B Meeting. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in the resolution to be proposed at the Class B Meeting, and therefore, there was no Shareholder who was required to abstain from voting on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 355,812,080 Class B shares, representing 100.000000% of the total number of Class B Ordinary Shares in the Company carrying voting rights.

Details of Shareholders attending the Class B Meeting are set out as below:

Ordinary resolution		FOR		Against
		Number of shares	Percentage (%)	Number of shares	Percentage (%)
1.	THAT subject to the passing of the Class-based Resolution at the Class A Meeting and the passing of a special resolution at the EGM, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles by incorporating the Class-based Resolution.	355,812,080	100.000000%	0	0.000000%
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class B Meeting cast in favour thereof.

The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM and the Class Meetings.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, November 16, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.